CLIFFORD CHANCE US LLP TWO MANHATTAN WEST 375 9TH AVENUE NEW YORK, NY 10001 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

November 26, 2025
VIA EDGAR
Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Avalanche ETF
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-285831
Dear Mr. Gessert and Ms. Berkheimer:
On behalf of our client, VanEck Avalanche ETF (the “Trust”), we transmit for filing under the Securities Act of 1933, as amended, the Trust’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) relating to the initial public offering of the Trust’s shares. The Trust is filing the Amended Registration Statement to provide new and updated information that supersedes the information included in the Trust’s Amendment No. 1 to the Registration Statement on Form S-1 filed on October 2, 2025 (“Amendment No. 1”). We respectfully request that the Staff review the Amended Registration Statement, rather than Amendment No. 1.
If you have any questions regarding the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
November 26, 2025

cc:	Jan F. van Eck, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP